Exhibit 99.1

TOKYO LIFESTYLE CO., LTD.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	March 31,
	2025	2025

ASSETS
CURRENT ASSETS:
Cash	$2,177,691	$4,819,639
Accounts receivable, net	148,571,553	107,305,580
Accounts receivable - related parties, net	-	117
Merchandise inventories, net	5,340,678	4,370,803
Due from related parties	1,553	1,208
Advance to suppliers - a related party	29,384	-
Compensation receivable for consumption tax, current, net	7,289,882	7,178,775

Prepaid expenses and other current assets, net	12,020,659	13,542,183
TOTAL CURRENT ASSETS	175,431,400	137,218,305

Property and equipment, net	10,392,844	10,763,020
Operating lease right-of-use assets	7,222,465	6,031,284
Life insurance policy, cash surrender value	516,104	-
Compensation receivable for consumption tax, non-current, net	2,071,410	2,039,840
Long-term prepaid expenses and other non-current assets, net	1,642,982	1,777,736
TOTAL ASSETS	$197,277,205	$157,830,185

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term borrowings	$58,582,850	$57,903,207
Current portion of long-term borrowings	5,569,153	706,531
Accounts payable	58,460,599	25,057,104
Accounts payable - a related party	100,628	2,678,588
Due to related parties	1,530,307	27,678
Deferred revenue	7,551,974	8,027,153
Taxes payable	1,462,736	349,671
Operating lease liabilities, current	2,244,561	2,068,399
Finance lease liabilities, current	119,701	138,180
Warrants liabilities	3,042,829	2,502,718
Dividends payable	540,637	-
Other payables and other current liabilities	1,950,588	1,998,713
TOTAL CURRENT LIABILITIES	141,156,563	101,457,942

Operating lease liabilities, non-current	5,050,752	4,003,366
Finance lease liabilities, non-current	62,769	119,068
Long-term borrowings	6,476,142	6,501,772
Other non-current liabilities	1,353,557	1,470,135
Deferred tax liabilities, net	904,213	1,263,872
TOTAL LIABILITIES	$155,003,996	$114,816,155

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value,100,000,000 shares authorized; 42,327,806 shares and 42,220,206 shares issued and outstanding as of September 30, 2025 and March 31, 2025, respectively	81,150	81,150
Capital reserve	26,946,116	26,946,116
Retained earnings	26,301,112	27,695,268
Accumulated other comprehensive loss	(11,062,727)	(11,708,504)
TOTAL SHAREHOLDERS’ EQUITY	42,265,651	43,014,030
Non-controlling interest	7,558	-
TOTAL EQUITY	42,273,209	43,014,030

TOTAL LIABILITIES AND EQUITY	$197,277,205	$157,830,185

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERTAIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended September 30,
	2025	2024

REVENUE
Revenue - third parties	$190,418,636	$91,136,514
Revenue - related parties	2,749	6,866,951
Total revenue	190,421,385	98,003,465

COSTS AND OPERATING EXPENSES
Merchandise costs	174,661,012	85,858,021
Selling, general and administrative expenses	12,121,307	8,924,982
Total costs and operating expenses	186,782,319	94,783,003

INCOME FROM OPERATIONS	3,639,066	3,220,462

OTHER INCOME (EXPENSE)
Interest expense, net	(833,756)	(823,836)
Additional and delinquent tax due to consumption tax correction	(1,815,619)	-
Gain from disposal of a subsidiary	44,762	-
Cash surrender value loss	(91,243)	-
Other income, net	297,757	319,624
Loss from foreign currency exchange	(67,155)	(810,623)
Change in fair value of warrants liabilities	(508,128)	(1,121,968)
Total other expenses, net	(2,973,382)	(2,436,803)

INCOME BEFORE INCOME TAX PROVISION (BENEFIT)	665,684	783,659

PROVISION (BENEFIT) FOR INCOME TAXES	1,566,339	(552,570)

NET INCOME (LOSS)	(900,655)	1,336,229

Less: net loss attributable to non-controlling interest	(40,612)	-

NET INCOME (LOSS) ATTRIBUTABLE TO TOKYO LIFESTYLE CO., LTD.	$(860,043)	$1,336,229

OTHER COMPREHENSIVE INCOME
Net income (loss)	(900,655)	1,336,229
Foreign currency translation gain	645,777	1,876,274
Total comprehensive income (loss)	(254,878)	3,212,503
Less: Comprehensive loss attributable to non-controlling interest	(40,751)	-

TOTAL COMPREHENSIVE INCOME (LOSS)	$(295,629)	$3,212,503

Earnings (loss) per ordinary share
- basic	$(0.02)	$0.03
- diluted	$(0.02)	$0.03

Weighted average shares
- basic	42,327,806	42,220,206
- diluted	42,327,806	42,220,206

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

	Ordinary Shares		Capital	Retained	Accumulated Other Comprehensive	Total Shareholders’	Non- controlling	Total
	Shares	Amount	Reserve	Earnings	Loss	Equity	Interest	Equity

Balance, March 31, 2024	42,220,206	$16,716,839	$10,262,191	$21,056,780	$(11,993,026)	$36,042,784	$-	$36,042,784

Transfer of capital to capital reserve	-	(15,870,723)	15,870,723	-	-	-	-	-
Net income for the period	-	-	-	1,336,229	-	1,336,229	-	1,336,229
Foreign currency translation gain	-	-	-	-	1,876,274	1,876,274	-	1,876,274

Balance, September 30, 2024	42,220,206	$846,116	$26,132,914	$22,393,009	$(10,116,752)	$39,255,287	$-	$39,255,287

Balance, March 31, 2025	42,327,806	$81,150	$26,946,116	27,695,268	$(11,708,504)	$43,014,030	$-	$43,014,030

Capital contribution from non-controlling shareholders	-	-	-	-	-	-	48,309	48,309
Dividend declared for the period	-	-	-	(534,113)	-	(534,113)	-	(534,113)
Net loss for the period	-	-	-	(860,043)	-	(860,043)	(40,612)	(900,655)
Foreign currency translation gain (loss)	-	-	-	-	645,777	645,777	(139)	645,638

Balance, September 30, 2025	42,327,806	$81,150	$26,946,116	$26,301,112	$(11,062,727)	$42,265,651	$7,558	$42,273,209

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOKYO LIFESTYLE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended September 30,
	2025	2024
Cash flows from operating activities:
Net Income (loss)	$(900,655)	$1,336,229
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	593,622	409,461
Loss (gain) from disposal of property and equipment	72,518	(202,165)
Gain from unrealized foreign currency translation	(22,615)	(358,309)
Provision for (reversal of) credit losses	446,841	(26,932)
Addition (reversal) of merchandise inventories written down	(112,498)	14,709
Amortization of operating lease right-of-use assets	1,383,934	911,218
Deferred tax benefit	(384,677)	(905,570)
Change in fair value of warrants liabilities	508,128	1,121,968
Loss on cash surrender value	91,243
Accrued interest expense	(32,455)	-
Changes in operating assets and liabilities:
Accounts receivable	(40,463,477)	5,844,436
Accounts receivable - related parties	120	(2,907,787)
Advance to suppliers - related party	(29,780)	-
Merchandise inventories	(847,487)	(2,768,207)
Compensation receivable for consumption tax	-	695,565
Prepaid expenses and other current assets	1,644,386	(9,394,219)
Long term prepaid expenses and other non-current assets	164,670	203,598
Accounts payable	33,334,520	3,416,712
Accounts payable - related parties	(2,567,303)	(8,116)
Deferred revenue	(636,566)	6,937,534
Taxes payable	1,113,480	(4,611,614)
Other payables and other current liabilities	(47,034)	(552,070)
Operating lease liabilities	(1,350,756)	(944,078)
Other non-current liabilities	(29,250)	(197,185)
Net used in provided by operating activities	(8,071,091)	(1,984,822)

Cash flows from investing activities:
Purchase of property and equipment	(127,964)	(678,267)
Proceeds from disposal of property and equipment	-	28,868
Investment in life insurance policy	(605,299)
Collection of amount due from (advances made to) related parties	(331)	9,256
Net cash used in investing activities	(733,594)	(640,143)

Cash flows from financing activities:
Capital contribution from non-controlling shareholders	48,309	-
Proceeds from short-term borrowings	8,198,954	2,752,445
Repayments of short-term borrowings	(8,173,699)	-
Proceeds from long-term borrowings	4,819,577	-
Repayments of long-term borrowings	(297,564)	(129,984)
Advances received from (payments made to) related parties	1,496,726	(26,132)
Repayment of obligations under finance leases	(79,353)	(110,734)
Net cash provided by financing activities	6,012,950	2,485,595

Effect of exchange rate fluctuation on cash	149,787	740,954

Net increase (decrease) in cash	(2,641,948)	601,584
Cash at beginning of period	4,819,639	2,475,538
Cash at end of period	$2,177,691	$3,077,122

Supplemental cash flow information
Cash paid for income taxes	$65,427	$2,100,807
Cash paid for interest	$833,326	$494,581

Supplemental non-cash operating activities
Right of use assets obtained in exchange for operating lease liabilities	$5,527,096	$1,561,296
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$240,651	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TOKYO LIFESTYLE CO., LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Tokyo Lifestyle Co., Ltd. (the “Company”), formerly known as Yoshitsu Co., Ltd, is a stock company incorporated in Japan pursuant to the laws of Japan on December 28, 2006.

Prior to July 1, 2023, the Company owned 100% of the equity interests of Kaika International Co., Ltd (“Kaika International”), formerly known as Tokyo Lifestyle Co., Ltd., a stock company incorporated pursuant to the laws of Japan on October 24, 2019. On June 30, 2023, the Company entered into a share transfer agreement with DinnerBank Co., Ltd. (“DinnerBank”), formerly known as Seihinkokusai Co., Ltd., a related party of the Company, to sell its 100% equity interests in Kaika International to DinnerBank, and the transaction was completed on July 1, 2023.

On July 27, 2022, the Company acquired a 100% equity interest in Tokyo Lifestyle Limited (“TLS”), a company incorporated pursuant to the laws of Hong Kong on May 10, 2019 and principally engaged in the import and retail of Japanese beauty and cosmetic products in Hong Kong and in the live e-commerce business through its wholly-owned subsidiary, Shenzhen Qingzhiliangpin Network Technology Co., Ltd. (“Qingzhiliangpin”), a company incorporated on April 16, 2020 in the People’s Republic of China (the “PRC”).

On October 26, 2022, TLS acquired 60% of the equity interests in REIWATAKIYA (MYS) SDN. BHD. (“Reiwatakiya”) and the remaining 40% equity interests on January 4, 2023. Reiwatakiya is a private limited company incorporated in Malaysia on June 14, 2022. These transactions were accounted for as acquisitions under common control (see details in “Acquisitions Under Common Control”). The Company has submitted its application to deregister Reiwatakiya, and the application is currently waiting for the approval from relevant government authority.

On September 6, 2023, TLS incorporated a wholly-owned subsidiary, RAKKISTAR HOLDING INC., in the Province of Ontario, Canada, which principally engages in the import and retail of Japanese beauty and cosmetic products in Canada.

On October 17, 2023, TLS incorporated a wholly-owned subsidiary, Tokyo Lifestyle Holding Inc. (“TLS Holding”), in the State of Delaware, which is currently not engaging in any active business operations. TLS Holding incorporated four wholly-owned subsidiaries, REIWATAKIYA LV LLC, a limited liability company on August 3, 2023, in the State of Nevada, which principally engages in the import and retail of Japanese beauty and cosmetic products in Nevada; REIWATAKIYA BOS LLC, a limited liability company on October 26, 2023, in the Commonwealth of Massachusetts, which principally engages in the import and retail of Japanese beauty and cosmetic products in Massachusetts; REIWATAKIYA NYC LLC, a limited liability company on November 8, 2023, in the State of New York, which principally engages in the import and retail of Japanese beauty and cosmetic products in New York; and REIWATAKIYA LV II LLC, a limited liability company on May 13, 2024, in the State of Nevada, which principally engages in the import and retail of Japanese beauty and cosmetic products in Nevada.

On May 15, 2025, TLS and two third parties, incorporated TOKYO LIFESTYLE PTY LTD, a proprietary limited company in Sydney, Australia, which principally engages in the import and retail of Japanese beauty and cosmetic products in Australia. TLS owns 51.0% of TOKYO LIFESTYLE PTY LTD and the registered capital was fully injected.

On June 3, 2025, TLS incorporated Shenzhen Qianxusenhuo Network Technology Co., Ltd., a company incorporated in the PRC, which principally engages in e-commerce technical, marketing and consulting services, as well as import and retail of Japanese beauty and cosmetic products in the PRC.

On July 27, 2025, TLS acquired 100% of the equity interests in TOKYO LIFESTYLE COMPANY LIMITED, a company incorporated pursuant to the laws of Vietnam on August 28, 2024 with no consideration. TOKYO LIFESTYLE COMPANY LIMITED is currently not engaging in any active business operations.

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company and its subsidiaries are a retailer and wholesaler of Japanese beauty and health products, as well as luxury and electronic products, sundry products, collectible cards and trendy toys, and other products and services. The Company offers approximately 76,400 stock keeping units (“SKUs”) of beauty products, including cosmetics, skin care, fragrance, and body care, among others; 31,000 SKUs of health products, including over-the-counter (“OTC”) drugs, nutritional supplements, and medical supplies and devices; 78,000 SKUs of sundry products, including home goods; 2,200 SKUs of electronic products, including entertainment gaming products, such as Nintendo Switch and Xbox Series; 3,400 SKUs of luxury products, including branded watches, perfume, handbags, clothes, and jewelry; 7,200 SKUs of collectible cards and trendy toys; and 21,600 SKUs of other products, including food, alcoholic beverages. The Company also provides advertising services by key opinion leaders (“KOLs”) as well as supporting services to online celebrities.

Acquisitions Under Common Control

On July 20, 2022, the Company entered into a definitive agreement (the “Agreement”) with All Seas Global Limited to acquire 100% of its equity interests in TLS. Pursuant to the Agreement, the Company agreed to acquire 100% of the equity interests in TLS for a total consideration of Japanese yen 392,673,800 in cash ($2,842,173), subject to certain terms. The transaction contemplated by the Agreement was approved by the Company’s board of directors at a special board meeting on June 27, 2022. The equity interests in TLS were transferred to the Company on July 20, 2022, and cash consideration was paid in full and the transaction closed on July 27, 2022. As the Company and TLS previously were controlled by the same ultimate controlling shareholder before this acquisition, this transaction was accounted for as an acquisition of a business under common control, and accordingly, the Company’s comparative financial information prior to the acquisition date of July 20, 2022 was retrospectively adjusted to include the financial results of TLS.

On October 26, 2022, the board of directors of TLS approved the acquisition of Reiwatakiya from All Seas Global Limited, who held a 60% interest in Reiwatakiya, and subsequently, approved the acquisition of the remaining 40% interest in Reiwatakiya from a third-party shareholder on January 4, 2023. The 60% and 40% of equity interests in Reiwatakiya were transferred to the TLS on October 26, 2022 and January 4, 2023, respectively, with no consideration. As TLS and Reiwatakiya previously were controlled by the same ultimate controlling shareholder before this acquisition, this transaction was accounted for as an acquisition of a business under common control, accordingly, the Company’s comparative financial information prior to the acquisition date of October 26, 2022 was retrospectively adjusted to include the financial results of Reiwatakiya.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (the “SEC”). The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany balances and transactions are eliminated upon consolidation. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to the afore-mentioned SEC rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended March 31, 2025 and 2024. Operating results for the six-month period ended September 30, 2025 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2026.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, assessment of expected credit losses for accounts receivable, compensation receivable for consumption tax, current and non-current prepaid expenses and other assets, valuation of inventories, useful lives of property and equipment and the recoverability of long-lived assets, provision necessary for contingent liabilities, inputs used in the calculation of the asset retirement obligation, and implicit interest rate of operating leases and financing leases. Actual results could differ from those estimates.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation. The Company maintains bank accounts in Japan, Hong Kong, mainland China, Malaysia, the United States, Canada and Australia. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of September 30, 2025 and March 31, 2025, the Company did not have any cash equivalents.

Receivables and credit losses

The Company follows Accounting Standards Update (“ASU”) 2016-13 “Financial Instruments – Credit Losses (“Topic 326”), Measurement of Credit Losses on Financial Instruments,” which replaces the incurred loss impairment methodology with an expected loss methodology that is referred to as the current expected credit loss methodology. The expected credit loss impairment model requires the entity to recognize its estimate of expected credit losses for affected financial assets using an allowance for credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates.

The Company’s account receivables, compensation receivable for consumption tax and other receivable included in current and non-current prepaid expenses and other assets are within the scope of Topic 326. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the receivables, credit-worthiness of the customers and other debtors, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers and other debtors. The Company also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in selling, general, and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive income (loss). After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Account receivables, compensation receivable for consumption tax, and other receivable is recognized and carried at original amount less an allowance for credit losses, as necessary. As of September 30, 2025 and March 31, 2025, allowance for credit losses for accounts receivable amounted to $1,500,256 and $1,040,434, respectively, allowance for credit losses for other receivables amounted to $15,206 and $14,974, respectively, and allowance for credit losses for compensation receivable for consumption tax amounted to $94,544 and $93,103, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

The Company accounts for lease in accordance with ASC No.842, Lease (“Topic 842”). The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which result in an economic penalty.

The Company leases retail store facilities and distribution centers, which are classified as operating leases and leases certain software and equipment and furniture as finance lease in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current, and finance leases are included in property and equipment, finance lease liabilities, current, and finance lease liabilities, non-current in the consolidated balance sheet.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The operating lease right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets during the six months ended September 30, 2025 and 2024.

The Company has elected the short-term lease exception, and therefore operating lease right-of-use assets and liabilities do not include leases with a lease term of twelve months or less.

Equity investment

An investment in which the Company has the ability to exercise significant influence, but does not have a controlling interest, is accounted for using the equity method. Significant influence is generally considered to exist when the Company has an ownership interest in the voting stock between 20% and 50%, and other factors, such as representation on the board of directors, voting rights, and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company did not record impairment losses on its equity method investment during the six months ended September 30, 2025 and 2024. When the equity investment is sold, any gain or loss resulting from difference between the transaction price and carry value of the equity investment is recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Common control transactions

In business combinations under common control, the assets and liabilities acquired are measured at the historical amounts of the acquirees in the unaudited condensed consolidated financial statements of acquirer on the acquisition date. The difference between the carrying amounts of the net assets acquired and the consideration paid is adjusted to the equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The subsequent adjustment of contingent consideration after the acquisition date is also accounted for as an equity transaction.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Compensation receivable for consumption tax

Compensation receivable for consumption tax pertains to damages the Company claimed from certain suppliers as well as customers. Compensation receivable for consumption tax is recognized and carried at original amount in the agreements less an allowance for credit losses. As of September 30, 2025 and March 31, 2025, allowance for credit losses for compensation receivable for consumption tax amounted to $94,544 and $93,103, respectively.

Merchandise inventories

Merchandise inventories are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. Write-down is recorded when future estimated net realizable value is less than cost, which is recorded in merchandise costs in the unaudited condensed consolidated statements of operations and comprehensive income (loss). The Company periodically evaluates merchandise inventories for their net realizable value adjustments, and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales. As of September 30, 2025 and March 31, 2025, merchandise inventories write-down was $23,870 and $132,904, respectively.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Except for assets that are not subject to depreciation, such as land and construction in progress, depreciation and amortization of property and equipment are mainly provided using the straight-line method or declining balance method, which allocates an asset’s cost over the periods during which the Company benefits from the use of the asset. The expected economic useful lives of the Company’s assets are as follows:

Useful life
Property and buildings	35-50 years
Land	Infinite
Leasehold improvements	Lesser of useful life and lease term
Equipment and furniture	2-18 years
Automobiles	4-6 years
Software	5 years

Land has infinite useful life and is not subjected to amortization. Management reviews for impairment accordance with the accounting policy stated under impairment of long-lived assets.

Expenditures for maintenance and repair, which do not materially extend the useful lives of the assets, are charged to expenses as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of operations and comprehensive income (loss) in other income or expenses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the long-lived assets. The Company’s asset retirement obligations are primarily related to leasehold improvement of its retail stores leases, that, at the end of the leases, are required to be returned to the landlords in their original condition. As of September 30, 2025 and March 31, 2025, the balance of asset retirement obligations included in other non-current liabilities was $508,759 and $597,965, respectively, and will be subsequently adjusted for changes in fair value. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and are depreciated over the shorter of the estimated useful life of the asset or the term of the lease subsequent to the initial measurement. Due to the time over which these obligations could be settled and the judgment used to determine the liability, the ultimate obligation may differ from the estimate. Upon settlement, any difference between actual cost and the estimate is recognized as a gain or loss in that period.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment, operating lease right-of-use assets and long-term prepaid expenses and non-current assets for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the six months ended September 30, 2025 and 2024, respectively.

Revenue recognition

The Company accounts for revenue in accordance with ASC 606. ASC 606 requires the use of a five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Under ASC 606, revenue is recognized when control of promised goods is transferred or service is rendered to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services, and it is probable that the Company will collect the consideration. Control is the ability to direct the use of, and obtain substantially all of the remaining benefits from, the specified goods and services.

The Company currently generates its revenue through retail and wholesale of Japanese beauty and health products, luxury and electronic products, collectible cards and trendy toys, as well as sundry and other products and services, through a multi-channel distribution network. Currently, the Company sells its products and renders its services through: (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. For domestic sales in Japan, Hong Kong, the United States, and Canada, revenue is recognized at the point of sales or delivery of the related products and control is transferred. For international sales, the Company sells goods under Free on Board shipping point term, and revenue is recognized when products are loaded on the ships and control is deemed as transferred. The Company’s service revenue primarily consists advertising services of KOLs for its customers. The Company produces short videos with online celebrities to promote the brands of its customers on social media platforms, such as TikTok and Kuaishou. Since December 2023, the Company has only provided supporting services to the online celebrities. Revenue from these services is recognized at a point in time when the service is rendered by the Company. Revenue amount represents the invoiced value, net of consumption tax.

For online stores, the Company generally offers an eight-day product return policy for products sold in the Company’s online store in Japan, as long as the products are undamaged, in their original condition, and can be resold. For products sold in the Company’s physical stores, the Company offers a seven-day product return policy for products sold in the Company’s physical stores in Japan and Hong Kong; a fifteen-day and thirty-day product return policy for products sold in the Company’s physical stores in the United States and Canada, as long as the products are undamaged, in their original condition, and can be resold. Historically, customer returns were immaterial. Therefore, the Company did not provide any sales return allowances for the six months ended September 30, 2025 and 2024.

The Company enters into franchise agreements with franchisees in Japan under which the franchisee is granted a revocable license and non-exclusive right to use the Company’s trademarks and stores. The Company requires an entire non-refundable initial franchise fee of ¥3.0 million (approximately $20,000) to be paid upon execution of a franchise agreement, which typically has an initial term of three years and automatically renew for successive one-year terms, unless either party sends a written non-renewal notice no later than two months prior to the expiration of the then current term. Initial franchise fees are recognized on a straight-line basis over the term of the franchise agreement. In addition, the Company is also entitled to continuing franchise fees (royalties), equal to 5% of the monthly gross sales of the franchise store, and royalties are recognized as revenue based on the monthly royalty earned. Franchise fees from the franchisees were included in revenue from franchise stores and wholesale customers, and were immaterial for the six months ended September 30, 2025 and 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is the principal for its transactions and recognizes revenue on a gross basis. The Company is the principal when it has control of the merchandise before it is transferred to customers, which generally is established when the Company is primarily responsible for merchandising decisions, maintains the relationship with customers, including assurance of member service and satisfaction, and has pricing discretion.

In directly-operated physical stores, customers can enroll in the Company’s rewards program, which is primarily a spending-based rewards program, and get a rewards card. Members of the rewards program usually earn three membership points for each ¥100 spent, and one membership point for each HK$1, US$1, and CAD$1 spent in the Company’s directly-operated physical stores in Japan, Hong Kong, the United States, and Canada, respectively. Subsequently, one membership point can be used as ¥1 at the Company’s directly-operated physical stores in Japan when making payment, and 250 membership points can be used as HK$1 at the Company’s directly-operated physical stores in Hong Kong when making payment; membership point can be used to redeem products at the Company’s directly-operated physical stores in the United States and Canada. The membership points are valid for one year and ten years starting from the last use of the rewards card in directly-operated physical stores in Japan and Hong Kong, respectively. There is no expiration date for membership points earned at directly-operated physical stores in the United States and Canada, respectively. The Company initially accounts for these membership points as a reduction in sales based on the estimated monetary value of the membership points with the corresponding liability classified as deferred revenue in the consolidated balance sheets. When a customer redeems earned membership points at its stores, the Company recognizes revenue and reduces the deferred revenue. Unused membership points are recognized as breakage, which is recorded as revenue in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Membership point breakage was immaterial for the six months ended September 30, 2025 and 2024.

Contract balances and remaining performance obligations

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs. The Company did not have contract assets as of September 30, 2025 and March 31, 2025. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as deferred revenue of $7,551,974 and $8,027,153 as of September 30, 2025 and March 31, 2025, respectively, consist primarily of revenue for amount received in advance from the Company’s wholesale customers and unredeemed membership points. These amounts represent the Company’s unsatisfied performance obligations as of the balance sheet dates. The amount of revenue recognized in the six months ended September 30, 2025 and 2024 that was included in the opening deferred revenue was $30,259 and $23,030, respectively. As of September 30, 2025, the amount received in advance from wholesale customers and unredeemed membership points was $7,551,974. The Company expects to recognize revenue when products are delivered to the wholesale customers or when customers redeem their membership points, which is expected to occur within one year.

Disaggregation of revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenue for the six months ended September 30, 2025 and 2024 is as following:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue by geographic areas

The summary of the Company’s total revenue by geographic areas for the six months ended September 30, 2025 and 2024 was as follows

	For the Six Months Ended September 30,
	2025	2024
Japan domestic market	$40,954,040	$39,405,153
Hong Kong market	145,355,973	39,635,197
The United States market	3,448,274	11,706,214
Other overseas markets	663,098	7,256,901
Total revenue	$190,421,385	$98,003,465

Revenue by product categories

The summary of the Company’s total revenue by product categories for the six months ended September 30, 2025 and 2024 was as follows:

	For the Six Months Ended September 30,
	2025	2024
Beauty products	$76,183,810	$30,703,408
Health products	645,328	3,446,773
Sundry products	11,618,001	6,509,109
Luxury products	35,962,176	10,150,068
Electronic products	53,498,263	35,128,484
Collectible cards and trendy toys	5,307,491	-
Other products and services (1)	7,206,316	12,065,623
Total revenue	$190,421,385	$98,003,465

(1)	Other products and services include primarily food, such as soft drinks, packaged snacks, tea and coffee, fruit juice, and mineral water, and alcoholic beverages, cigarettes, and pet food. It also includes revenue from advertising services through KOLs as well as supporting services to the online celebrities.

Revenue by distribution channels

The summary of the Company’s total revenue by distribution channels for the six months ended September 30, 2025 and 2024 was as follows:

	For the Six Months Ended September 30,
	2025	2024
Directly-operated physical stores	$10,212,857	$6,942,549
Online stores and services	4,124,582	4,117,979
Franchise stores and wholesale customers	176,083,946	86,942,937
Total revenue	$190,421,385	$98,003,465

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, due from related parties, current portion of compensation receivable for consumption tax, prepaid expenses and other current assets, short-term borrowings, current portion of long-term borrowings, accounts payable, due to related parties, deferred revenue, taxes payable, and other payables and other current liabilities, approximate the fair value of the respective assets and liabilities as of September 30, 2025 and March 31, 2025 based upon the short-term nature of the assets and liabilities. Cash surrender value of life insurance policies are classified as Level 2. The fair value of the life insurance policies was determined by the underwriting insurance company’s valuation models and represents the guaranteed value we would receive upon surrender of these policies as of the reporting date.

Foreign currency translation

The Company maintains its books and records in its local currency, Japanese yen (“YEN” or “¥”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. The Company’s subsidiaries in Hong Kong, the PRC, Malaysia, the United States, Canada, Australia and Vietnam use their respective currencies Hong Kong Dollar (“HK$”), Chinese Yuan (“RMB”), Malaysia Ringgit (“MYR”), United States Dollars (“USD”), Canadian dollar (“CAD”), Australian dollar (“AUD”) and Vietnamese Dong (“VND”). Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statements of operations and comprehensive income (loss).

The reporting currency of the Company is the United States Dollars (“US$” or “$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830-30, “Translation of Financial Statement,” assets and liabilities of the Company are translated into US$, using the exchange rate on the balance sheet date. Revenue and expenses are translated at the average rates prevailing during the period. Shareholders’ equity is translated at the historical exchange rate at the time of transaction. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	For the Six Months Ended September 30, 2025				For the Six Months Ended September 30, 2024				March 31, 2025
	Year-end spot rate		Average rate		Year-end spot rate		Average rate		Year-end spot rate		Average rate
US$ against YEN	¥1=US$	0.00676	¥1=US$	0.00685	¥1=US$	0.00698	¥1=US$	0.00656	¥1=US$	0.00666	¥1=US$	0.00657
US$ against HK$	HK$1=US$	0.12852	HK$1=US$	0.12801	HK$1=US$	0.12871	HK$1=US$	0.12807	HK$1=US$	0.12856	HK$1=US$	0.12833
US$ against RMB	RMB1=US$	0.14047	RMB1=US$	0.13899	RMB1=US$	0.14250	RMB1=US$	0.13885	RMB1=US$	0.13769	RMB1=US$	0.13858
US$ against MYR	MYR1=US$	0.23776	MYR1=US$	0.23447	MYR1=US$	0.24266	MYR1=US$	0.21780	MYR1=US$	0.22540	MYR1=US$	0.22226
US$ against CAD	CAD1=US$	0.71803	CAD1=US$	0.72421	CAD1=US$	0.74014	CAD1=US$	0.73202	CAD1=US$	0.70018	CAD1=US$	0.71899
US$ against AUD	AUD1=US$	0.66140	AUD 1=US$	0.65427		-		-		-		-
US$ against VND	VND1=US$	0.00004	VND1=US$	0.00004		-		-		-		-

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expenses in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended September 30, 2025 and 2024, and there was no uncertain tax provision as of September 30, 2025 and March 31, 2025.

The Company’s operating entities in Japan are subject to the income tax laws of Japan. As of September 30, 2025, the tax years ended March 31, 2023 through March 31, 2025 for the Company’s operating entities in Japan remain open for statutory examination by the Japanese tax authorities.

The Company’s subsidiary in Hong Kong is subject to profit taxes in Hong Kong. As of September 30, 2025, the tax years ended since the year of incorporation through March 31, 2025 for the Company’s subsidiary in Hong Kong remain open for statutory examination by the Hong Kong taxing jurisdictions.

The Company’s subsidiary in mainland China is subject to the income tax laws of the PRC. As of September 30, 2025, the tax years ended since the year of incorporation through December 31, 2024 for the Company’s PRC subsidiary remain open for statutory examination by PRC tax authorities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company’s subsidiary in Malaysia is subject to the income tax laws of Malaysia. As of September 30, 2025, all of the tax returns of the Company’s Malaysian subsidiary remain open for statutory examination by relevant tax authorities.

The Company’s subsidiaries in the United States are subject to the tax law of the United States. As of September 30, 2025, the tax years ended since the year of incorporation through December 31, 2024 for the Company’s subsidiaries in the United States remain open for statutory examination by United States tax authorities.

The Company’s subsidiary in Canada is subject to the tax law of Canada. As of September 30, 2025, the tax years ended since the year of incorporation through March 31, 2025 for the Company’s subsidiary in Canada remain open for statutory examination by Canadian tax authorities.

Consumption tax

The Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average ordinary shares outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no dilutive shares for the six months ended September 30, 2025 and 2024.

Shipping and handling cost

All shipping and handling costs are expensed as incurred and included in selling, general, and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Total shipping and handling expenses were $1,373,400 and $659,621 for the six months ended September 30, 2025 and 2024, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive income (loss). Advertising expenses amounted to $15,123 and $100,164 for the six months ended September 30, 2025 and 2024, respectively.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income. The foreign currency translation gain or loss resulting from the translation of the financial statements expressed in YEN, HK$, RMB, MYR, CAD, AUD and VND to US$ is reported in other comprehensive income in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Related parties and transactions

The Company identifies related parties, and accounts for and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures,” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence. Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions.

Segment reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Company adopted this ASU commencing April 1, 2024 retrospectively to all periods presented in the consolidated financial statement and the adoption of the ASU does not have a material effect on its unaudited condensed consolidated financial statements.

The Company uses the management approach in determining its operating segments. The management approach considers the internal reporting used by the Company’s CODM. The Company’s CODM has been identified as the Chief Executive Officer (“CEO”) who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Company. Management has determined that the Company has three operating segments, which are (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. The Company’s CODM uses consolidated net income (loss) as the measures of segment profit or loss (see Note 16).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties

Political and economic risk

The directly-operated physical stores of the Company are located in Japan, Hong Kong, the United States, Canada and Australia, and the online stores and franchise stores and wholesale partners of the Company are mainly located in Japan, Hong Kong, mainland China, and the United States. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, Hong Kong, mainland China, the United States, Canada and Australia, as well as by the general state of their economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in above-mentioned territories. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Credit risk

As of September 30, 2025 and March 31, 2025, $1,705,944 and $3,329,061 of the Company’s cash was on deposit at financial institutions in Japan, respectively, which were insured by the Deposit Insurance Corporation of Japan subject to certain limitations. The Company has not experienced any losses in such accounts.

As of September 30, 2025 and March 31, 2025, $171,460 and $1,171,506 of the Company’s cash was on deposit at financial institutions in Hong Kong, respectively, which were insured by the Hong Kong Deposit Protection Board for compensation up to a limit of HK$500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of September 30, 2025 and March 31, 2025, $36,688 and $138,365 of the Company’s cash was on deposit at financial institutions in mainland China, respectively, which were insured by the China Deposit Protection Board for compensation up to a limit of RMB500,000 (approximately $70,200) if the bank with which an individual/a company hold its eligible deposit fails.

As of September 30, 2025 and March 31, 2025, $nil and $710 of the Company’s cash was on deposit at financial institutions in Malaysia, respectively, which were subject to certain protections under the requirement of the deposit insurance system up to a limit of MYR 250,000 (approximately $59,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of September 30, 2025 and March 31, 2025, $97,506 and $96,843 of the Company’s cash was on deposit at financial institutions in the United States which were insured by the Federal Deposit Insurance Corporation for compensation up to a limit of $250,000 if the bank with which an individual/a company hold its eligible deposit fails.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As of September 30, 2025 and March 31, 2025, $70,570 and $29,465 of the Company’s cash was on deposit at financial institutions in Canada, respectively, which were insured by the Canada Deposit Insurance Corporation for compensation up to a limit of CAD100,000 (approximately $71,000) if the bank with which an individual/a company hold its eligible deposit fails.

As of September 30, 2025 and March 31, 2025, $15,425 and $nil of the Company’s cash was on deposit at financial institutions in Australia, respectively, which were insured by the Australian Prudential Regulation Authority for compensation up to a limit of AUD 250,000 (approximately $165,000) if the bank with which an individual/a company hold its eligible deposit fails.

Accounts receivable are typically unsecured and derived from revenue earned from customers, compensation receivables are typically unsecured and derived from damages the Company claimed from certain suppliers as well as customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers and suppliers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentrations

For the six months ended September 30, 2025 and 2024, the majority of the Company’s assets were located in Japan and Hong Kong.

The Company’s revenue was generated by the Company and its subsidiaries, which are located in Japan, Hong Kong, mainland China, the United States, and Canada. Revenue generated from companies in Japan accounted for 50.5% and 71.7% of the Company’s total revenue for the six months ended September 30, 2025 and 2024, respectively. Revenue generated from companies in Hong Kong and others accounted for 49.5% and 28.3% of the Company’s total revenue for the six months ended September 30, 2025 and 2024, respectively.

For the six months ended September 30, 2025, two customers accounted for 15.7% and 14.7% of the Company’s total revenue, respectively. For the six months ended September 30, 2024, one customer accounted for 11.4% of the Company’s total revenue.

As of September 30, 2025, three wholesale customers accounted for 13.6%, 12.9%, and 11.9% of the total accounts receivable balance, respectively. As of March 31, 2025, three wholesale customers accounted for 23.7%, 11.3%, and 10.0% of the total accounts receivable balance, respectively.

For the six months ended September 30, 2025, three suppliers accounted for approximately 17.5%, 15.1% and 11.0% of the Company’s total purchases, respectively. For the six months ended September 30, 2024, two suppliers accounted for approximately 28.7% and 22.4% of the Company’s total purchases, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, that requires disclosure of the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense line item on the income statement. The standard also requires a qualitative description of other amounts included in each relevant expense line item on the income statement that are not separately disclosed. In addition, entities are required to disclose the nature and amount of selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company plans to adopt this guidance effective April 1, 2027 and the Company is evaluating the impact of the adoption of this guidance on its disclosures.

In July 2025, the FASB issued ASU No. 2025 05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.” This ASU provides a practical expedient for all entities related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606. The standard is effective for annual periods beginning after December 15, 2025. Early adoption of ASU 2025-05 is permitted and should be applied prospectively. The Company plans to adopt this guidance effective April 1, 2026 and the Company is evaluating the impact of the adoption of this guidance on its disclosures.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s unaudited condensed consolidated financial position, statements of operations, and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	September 30, 2025	March 31, 2025
Accounts receivable	$150,071,809	$108,346,014
Less: allowance for credit losses	(1,500,256)	(1,040,434)
Accounts receivable, net	$148,571,553	$107,305,580

The Company’s accounts receivable primarily include balance due from customers when the Company’s products have been sold and delivered to customers, which has not been collected as of the balance sheet dates.

Movement of allowance for credit losses was as follows:

	September 30, 2025	March 31, 2025
Beginning balance	$1,040,434	$1,244,662
Additional (reduction)	446,841	(209,992)
Foreign currency translation adjustments	12,981	5,764
Ending balance	$1,500,256	$1,040,434

NOTE 4 – MERCHANDISE INVENTORIES, NET

Merchandise inventories, net consisted of the following:

	September 30, 2025	March 31, 2025
Beauty products	$2,842,955	$2,358,327
Health products	1,555,185	628,554
Luxury products	83,368	364,856
Other products	859,170	1,019,066
Merchandise inventories, net	$5,340,678	$4,370,803

As of September 30, 2025 and March 31, 2025, merchandise inventories write-down was $23,870 and $132,904, respectively.

NOTE 5 – COMPENSATION RECEIVABLE FOR CONSUMPTION TAX, NET

Compensation receivable for consumption tax, net consisted of the following:

	September 30, 2025	March 31, 2025
Compensation receivable for consumption tax	$9,455,836	$9,311,718
Less: allowance for credit losses	(94,544)	(93,103)
Subtotal	9,361,292	9,218,615
Less: compensation receivable for consumption tax, current, net	(7,289,882)	(7,178,775)
Compensation receivable for consumption tax, non-current, net	$2,071,410	$2,039,840

The Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021. As a result of the examination, the Company was required to return consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to failure in submission of relevant export documents (see Note 12) by certain of the Company’s suppliers and customers. In June 2023, the Company entered into agreements with relevant suppliers and customers to claim compensation for damages from the additional consumption tax payment. These suppliers and customers agreed to compensate the Company and the compensation receivable for consumption tax will be paid over two years from the date of the agreements. However, due to the tax review the Company filed with the National Tax Tribunal on February 22, 2024 as mentioned in Note 6(3), the Company agreed to temporarily suspend the repayment, and these suppliers and customers will resume the payment after the final assessment is determined by the Tokyo Regional Taxation Bureau. As of September 30, 2025, the net total of compensation receivable for consumption tax was approximately $9.5 million (approximately ¥1.4 billion).

NOTE 6 – PREPAID EXPENSES AND OTHER ASSETS, NET

Prepaid expenses and other assets, net consisted of the following:

	September 30, 2025	March 31, 2025
Deposits (1)	$1,153,019	$1,289,233
Consumption tax receivable (2)	2,011,005	1,356,687
Income tax receivable (3)	-	1,521,706
Other receivables (4)	2,416,180	2,345,069
Advance to suppliers (5)	7,862,200	8,475,048
Prepaid expenses and others	236,443	347,150
Allowance for credit losses	(15,206)	(14,974)
Subtotal	13,663,641	15,319,919
Less: prepaid expenses and other current assets, net	(12,020,659)	(13,542,183)
Long-term prepaid expenses and other non-current assets, net	$1,642,982	$1,777,736

(1)	Deposits primarily include security deposits paid to landlords for the Company’s retail stores and distribution centers as well as security deposits paid to the Company’s suppliers and to third-party platform operators for the operations of online stores.

(2)	Consumption tax receivable is the consumption tax the Company is eligible to be received from the tax authorities for excess input consumption tax (See note (b) - tax payable).

(3)	Regarding the tax examination as mentioned in Note 12, the Company filed a request for review with the National Tax Tribunal on February 22, 2024, challenging the legality of the reassessment decision and the imposition of additional tax penalties issued by the Tokyo Regional Taxation Bureau. In the review request, the Company argued that the Tokyo Regional Taxation Bureau’s decision was unlawful as it was based on factual errors that contradicted objective evidence and lacked reasonable grounds, making it subject to cancellation. On February 13, 2025, the Company received a ruling from the National Tax Tribunal, dated February 12, 2025, which upheld the Company’s request and annulled the disposition. As of March 31, 2025, the income tax receivable balance was $1,521,706, which represented the net amount to be refunded by Tokyo Regional Taxation Bureau. The amount was fully received by the Company during the six months ended September 30, 2025.

(4)	Other receivables as of September 30, 2025 and March 31, 2025 included approximately $1.5 million and $1.5 million due from a third-party warehouse and logistics service provider (the “Service Provider”). The Company engaged the Service Provider for warehouse and logistics services previously; however, due to the tax examination mentioned in Note 5, the Service Provider failed to provide relevant export documents for consumption tax examination, which caused the additional consumption tax to be paid to the tax authority by the Company. As a result, the Company terminated its warehouse and logistics services, and the unutilized service fees will be repaid by the Service Provider. As of September 30, 2025 and March 31, 2025, the Company provided an allowance for credit loss of $15,070 and $14,841 for the receivable from the Service Provider according to the Company’s accounting policy based on its best estimates.

(5)	Advances to suppliers consist of mainly payments to suppliers for products that have not been received. The Company entered into a sales agreement with a wholesale customer and received advance payment of $7.0 million during the fiscal year ended March 31, 2025. In order to fulfill the sales agreement, the Company made advance payments to its suppliers to secure the products. The delivery of the products to the wholesale customer has been postponed due to the delay in payment of second instalment from the customer. The Company is currently actively communicating with the customer for payment.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	September 30, 2025	March 31, 2025
Property and buildings	$3,187,924	$3,137,725
Leasehold improvements	3,682,572	3,987,572
Land	2,298,722	2,263,687
Equipment and furniture	2,102,075	2,418,993
Automobiles	273,343	183,274
Software	2,475,560	2,438,029
Subtotal	14,020,196	14,429,280
Less: accumulated depreciation	(3,627,352)	(3,520,719)
Less: impairment on property and equipment.	-	(145,541)
Property and equipment, net	$10,392,844	$10,763,020

Depreciation expenses were $593,622 and $409,461 for the six months ended September 30, 2025 and 2024, respectively.

As of September 30, 2025 and March 31, 2025, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.3 million) as collateral to safeguard the Company’s bank borrowings from MUFG Bank (see Note 10).

NOTE 8 – LEASES

The Company leases retail store facilities and distribution centers under non-cancellable operating leases, with terms ranging from one to 15 years, as well as finance leases for software, equipment, and furniture with a term of five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities.

Operating lease expenses for lease payment are recognized on a straight-line basis over the lease term. Finance lease cost includes amortization, which is recognized on a straight-line basis over the expected life of the leased assets, and interest expenses, which are recognized following an effective interest rate method. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

Operating Leases

The table below presents the operating lease related assets and liabilities recorded on the consolidated balance sheets as of September 30, 2025 and March 31, 2025:

	September 30, 2025	March 31, 2025
Operating lease right-of-use lease assets	$7,222,465	$6,031,284

Operating lease liabilities – current	$2,244,561	$2,068,399
Operating lease liabilities – non-current	5,050,752	4,003,366
Total operating lease liabilities	$7,295,313	$6,071,765

NOTE 8 – LEASES (continued)

Other supplemental information for all of operating leases as of September 30, 2025 and March 31, 2025 was as follows:

	September 30, 2025	March 31, 2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.91	4.00
Weighted average discount rate (1)	5.99%	6.36%

(1)

The Company used incremental borrowing rates ranging from 2.03% to 6.69% for its lease contracts in Japan; incremental borrowing rates ranging from 2.83% to 4.48% for its lease contracts in Hong Kong; incremental borrowing rates ranging from 2.25% to 5.25% for its lease contracts in Canada; and incremental borrowing rates of 8.50% and 5.34% for its lease contracts in Canada and Australia, respectively.

During the six months ended September 30, 2025 and 2024, the Company incurred total operating lease expenses of $1,517,454 and $1,095,430, respectively.

Finance Leases

The components of finance lease expenses were as follows:

	For the Six Months Ended September 30,
	2025	2024
Finance leases cost:
Amortization of right-of-use assets	$50,989	$64,410
Interest on lease liabilities	22,522	33,216
Total finance leases cost	$73,511	$97,626

Supplemental cash flow information related to finance leases was as follows:

	For the Six Months Ended September 30,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$22,522	$33,216

NOTE 8 – LEASES (continued)

Supplemental balance sheet information related to leases as of September 30, 2025 and March 31, 2025 was as follows:

	September 30, 2025	March 31, 2025
Finance leases cost:
Software	$507,323	$499,591
Equipment and furniture	970,692	1,024,140
Subtotal	1,478,015	1,523,731
Less: accumulated depreciation	(1,355,728)	(1,343,156)
Property and equipment, net	$122,287	$180,575

The weighted average remaining lease terms and discount rates for all of finance leases as of September 30, 2025 and March 31, 2025 were as follows:

	September 30, 2025	March 31, 2025
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.57	1.96
Weighted average discount rate	8.07%	8.07%

The following is a schedule, by years, of maturities of lease liabilities as of September 30, 2025:

	Operating Leases	Finance Leases
Remainder of 2026	$1,340,664	$72,024
2027	2,343,646	100,848
2028	1,847,430	22,218
2029	1,333,449	217
2030	739,650	-
Thereafter	641,876	-
Total lease payments	8,246,715	195,307
Less: imputed interest	(951,402)	(12,837)
Present value of lease liabilities	$7,295,313	$182,470

NOTE 9 – INVESTMENTS

On October 17, 2024, the Company, through its subsidiary TLS, entered into a cooperation agreement with a third-party company, and both parties agreed to invest ¥3.0 million (approximately $20,086) and ¥7.0 million (approximately $46,585), respectively, in CROSSING CARDS CO., LTD (“Crossing Cards”), with a core business of retail and wholesale of collectible cards. Crossing Cards was incorporated in Japan pursuant to the laws of Japan on June 18, 2024 with an initial registered capital of ¥1.0 million (approximately $6,700), and the registered capital increased to ¥11.0 million (approximately $73,200) after the investments. The Company owns 27.27% of Crossing Cards and the registered capital was fully injected in October 2024. No gain or loss was recorded for the six months ended September 30, 2025 and 2024, respectively, from the investment.

Summarized financial information of unconsolidated entity is as follows:

	September 30, 2025	March 31, 2025
Current assets	$62,060	$87,473
Noncurrent assets	$69,536	$156,615
Current liabilities	$322,051	$273,678
Noncurrent liabilities	$-	$-

	For the Six Months Ended September 30,
	2025	2024
Net sales	$1,104,245	$-
Gross profit	$42,044	$-
Loss from operations	$(278,725)	$-
Net loss	$(278,700)	$-

NOTE 10 – BORROWINGS

Short-term borrowings consisted of the following:

	Maturity	Interest Rate	September 30, 2025	March 31, 2025

Syndicated Loans (1)	March 2026	TIBOR^(3M)+0.70% - TIBOR (1M)+1.20%	$50,956,684	$52,241,749
Resona Bank (2)	March 2026	3.40%-3.55%	1,298,259	1,331,000
Best Life Technology (3)	August 2026	5.6%	2,750,082	2,750,743
Loans from HSBC (4)	October 2025 – December 2025	HIBOR#+2%	3,577,825	1,579,715
Total short-term borrowings			$58,582,850	$57,903,207

NOTE 10 – BORROWINGS (continued)

The terms of the various loan agreements related to short-term borrowings contain certain restrictive covenants which, among other things, require the Company to maintain specified ratios of debt to tangible net assets and debt service coverage, and positive net income. The terms also prohibit the Company from entering into transactions that may have a significant adverse impact on the Company’s ability to fulfil its loan obligations, including but not limited to, reorganization of the Company or its subsidiaries, transferring part or all of the Company’s business or assets to third parties, or receiving part or all of business or assets from other third-party companies. Although the Company incurred a net loss in the six months ended September 30, 2025, the Company did not receive any notices from banks, such as notices of terminating its ability to borrow under the relevant agreements and notices of accelerating its obligations to repay outstanding borrowings.

^	TIBOR is an acronym for the Tokyo Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Japanese interbank market.

#	HIBOR is an acronym for the Hong Kong Interbank Offered Rate, which is the daily reference rate derived from the interest rate that banks charge to lend funds to other banks in the Hong Kong interbank market.

(1)	On September 27, 2022, the Company entered into a one-year syndicated loan agreement, which was effective from September 30, 2022, with a consortium of banks, with an aggregate credit line of ¥8.15 billion (approximately $61.3 million), and the interest rate was adjusted to TIBOR (3M)+0.70%. As of March 31, 2023, the Company borrowed an aggregated of ¥8.15 billion (approximately $61.3 million) under the agreement, and the net outstanding balance of this loan was approximately ¥8.1 billion (approximately $60.6 million), net off the unamortized loan service cost of ¥85.6 million ($643,438). On September 22, 2023, the Company extended the loan on a three-month basis for an additional six months with a maturity date on March 29, 2024, and the interest rate was adjusted to TIBOR (1M)+1.20%. In March 2024, the Company repaid ¥300.0 million, and subsequently, the Company made multiple loan extensions with the banks and extended the loans with a new maturity date of March 31, 2026. The interest rate remained at TIBOR (1M)+1.20%. As of September 30, 2025, the total outstanding balance of this loan was approximately ¥7.54 billion (approximately $51.0 million). The syndicated loan is guaranteed by Mr. Kanayama, the representative director, director, and controlling shareholder of the Company.

(2)	The loan is guaranteed by Mr. Kanayama. The Company made multiple loan extensions with the bank and extended the loan with a new maturity date of March 31, 2026.

(3)	The Company made a loan extension with the borrower and extended the loan with a new maturity date of August 4, 2026.

(4)	On September 22, 2024 and April 14, 2025, the Company entered into two bank facilities, with an aggregate credit line of HK$3.1 million (approximately $4.0 million), and the interest rate was HIBOR+2%. Each maximum financing period for each drawing shall not exceed 90 days. As of September 30, 2025, the Company borrowed an aggregated of HK$27.8 million (approximately $3.6 million) under the facilities. As of the date of this report, the Company has repaid approximately $2.0 million and borrowed additional $2.3 million under the facilities. The bank facilities are guaranteed by Mr. Kanayama and the legal representative of TLS.

NOTE 10 – BORROWINGS (continued)

Long-term borrowings consisted of the following:

	Maturity	Interest Rate	September 30, 2025	March 31, 2025

Japan Finance Corporation (1)	April 2026	3.20%	$1,224,779	$1,255,660
BOT Lease Co., Ltd. (2)	March 2028	TIBOR (3M) + 6.0%	1,351,600	1,331,000
MUFG Bank (3)	August 2026	TIBOR (3M) + 0.8%	4,089,517	4,192,650
The Hong Kong and Shanghai Banking Corporation Limited (4)	July 2024 – February 2033	2.750% - 3.375%	512,295	345,303
DFL-Shutoken Leasing (Hong Kong) Company Limited	June 2024 – October 2025	2.990%	28,326	83,690
Kyrin Starway Limited (5)	No Maturity Date	4.68%	4,838,778	-
Total long-term borrowings			$12,045,295	$7,208,303

Current portion of long-term borrowings			$5,569,153	$706,531

Non-current portion of long-term borrowings			$6,476,142	$6,501,772

(1)	The Company made multiple loan extensions with the bank with a new maturity date of April 30, 2026.

(2)	The loan bears an interest rate of TIBOR (3M)+6.0% (in the case EBITDA exceeds ¥0) or TIBOR (3M)+0.7% (in the case EBITDA is ¥0 or less).

(3)	In connection with the Company’s bank borrowings from MUFG Bank, the Company pledged a piece of land of 16,165 square feet with a carrying value of ¥340.1 million (approximately $2.3 million) as of September 30, 2025 as collateral to safeguard the loan.

(4)	Guaranteed by Mr. Kanayama.

(5)	On June 27, 2025, the Company entered into a revolving loan facility agreement with the borrower, pursuant to which the Company obtained a revolving loan facility in the amount of approximately $12.9 million (HK$100.0 million) for a period of five years since the date of the agreement, at the interest rate of 4.68%. As of September 30, 2025, the Company borrowed an aggregated of HK$37.7 million (approximately $4.8 million) under the facilities. As of the date of this report, the Company has borrowed additional HK$7.1 million (approximately $0.9 million) under the agreement.

The future maturities of long-term borrowings as of September 30, 2025 were as follows:

12 months ending September 30
2026	$5,569,153
2027	41,146
2028	1,393,944
2029	43,578
2030	4,883,625
Thereafter	113,849
Total long-term borrowings	$12,045,295

For the above-mentioned short-term and long-term loans, the Company recorded interest expenses of $843,600 and $785,463 for the six months ended September 30, 2025 and 2024, respectively. The annual weighted average interest rates were 2.40% and 1.66% for the six months ended September 30, 2025 and 2024, respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Name of Related Party	Relationship to the Company
Mr. Mei Kanayama	Representative director, director, and controlling shareholder
DinnerBank Co., Ltd. (“DinnerBank”)	An entity of which Mr. Kanayama’s wife is a director and the representative director
Tokushin G.K.	A shareholder of the Company.
Crossing Cards	An equity investment entity of the Company
Takuetsu Kokusai Co., Ltd.	The entity’s representative director is Mr. Kanayama’s wife

a.	Accounts receivable, net – related parties

Accounts receivable, net – related parties consisted of the following:

Name	September 30, 2025	March 31, 2025
DinnerBank	$-	$105
Takuetsu Kokusai Co., Ltd.	-	12
Subtotal	-	117
Less: allowance for credit losses	-	-
Total accounts receivable, net –related parties	$-	$117

b.	Due from related parties

Due from related parties consisted of the following:

Name	September 30, 2025	March 31, 2025
Takuetsu Kokusai Co., Ltd.	$780	$732
DinnerBank	773	476
Total due from related parties	$1,553	$1,208

c.	Advance to suppliers – a related party

Advance to suppliers – a related party consisted of the following:

Name	September 30, 2025	March 31, 2025
Crossing Cards	$29,384	$-
Total advance to suppliers – a related party	$29,384	$-

NOTE 11 – RELATED PARTY TRANSACTIONS (continued)

d.	Accounts payable – a related party

Accounts payable – a related party consisted of the following:

Name	September 30, 2025	March 31, 2025
DinnerBank	$100,628	$2,678,588
Total accounts payable – a related party	$100,628	$2,678,588

e.	Due to related parties

Due to related parties consisted of the following:

Name	September 30, 2025	March 31, 2025
Mr. Mei Kanayama	$1,525,436	$13,930
DinnerBank	3,379	10,420
Tokushin G.K.	1,492	3,328
Total due to related parties	$1,530,307	$27,678

f.	Sales to related parties

	For the Six Months Ended September 30,
Name	2025	2024
DinnerBank	$2,656	$6,866,951
Takuetsu Kokusai Co., Ltd.	93	-
Total revenue from related parties	$2,749	$6,866,951

g.	Purchase from related parties

	For the Six Months Ended September 30,
Name	2025	2024
DinnerBank	$321,623	$4,969,413
Crossing Cards	330,629	-
Takuetsu Kokusai Co., Ltd.	288	-
Total purchase from related parties	$652,540	$4,969,413

h.	Other related party transactions

Mr. Kanayama provided guarantees in connection with certain loans the Company borrowed (see Note 10).

NOTE 12 – TAXES

(a)	Corporate Income Taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Japan

The Company and its subsidiary in Japan are mainly subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 25.6% and 21.1% for the six months ended September 30, 2025 and 2024, respectively.

Hong Kong

TLS is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

The Company’s subsidiary in the PRC is subject to the PRC Enterprise Income Tax. Under the Enterprise Income Tax Law of PRC, domestic enterprises and Foreign Investment Enterprises are subject to a unified 25% enterprise income tax rate. The subsidiary in the PRC is recognized as small low-profit enterprises. According to the relevant PRC tax policies, once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the taxable income not more than RMB3 million is subject to a reduced effective rate of 5%.

Malaysia

Reiwatakiya is incorporated in Malaysia, and is governed by the income tax laws of Malaysia. The income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations, and practices. Under the Income Tax Act of Malaysia, enterprises incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis. The tax rate for small and medium sized companies (generally companies incorporated in Malaysia with paid-in capital of MYR2,500,000 or less) is 17% for the first MYR600,000 taxable income, with the remaining balance being taxed at the 24% rate.

The United States

The Company’s subsidiaries in the United States are subject to the United States federal corporate income tax rate of 21%. The Company is also subject to state jurisdictions that have corporate tax rates ranging from 0% to 8.45%.

Canada

The Company’s subsidiary in Canada is subject to the Canadian federal corporate income tax rate of 15% and provincial or territorial rates of 11.5%, which, in the aggregate, represent a statutory income tax rate of 26.5%.

Australia

The Company’s subsidiary in Australia is subject to an Australian statutory federal income tax rate at 25.0%.

NOTE 12 – TAXES (continued)

The income (loss) before tax were as follows:

	For the Six Months Ended September 30,
	2025	2024
Japan	$(3,929,853)	$(709,417)
Hong Kong	4,496,249	1,005,767
PRC	(22,875)	212,802
Malaysia	39,448	(6,227)
The United States	218,976	355,435
Canada	(53,379)	(74,701)
Australia	(82,882)	-
Vietnam	-	-
Income before tax	$665,684	$783,659

The components of the income tax provision (benefit) were as follows:

	For the Six Months Ended September 30,
	2025	2024
Current tax provision
Japan	$936,817	$132,134
Hong Kong	1,008,045	142,348
PRC	583	10,681
Malaysia	-	-
The United States	5,571	40,417
Canada	-	27,420
Australia	-	-
Vietnam	-	-
	1,951,016	353,000
Deferred tax benefit
Japan	$(384,559)	$(875,542)
Hong Kong	(54,648)	(30,006)
PRC	-	-
Malaysia	(23)	(22)
The United States	20,652	-
Canada	33,901	-
Australia	-	-
Vietnam	-	-
	(384,677)	(905,570)
Income tax provision (benefit)	$1,566,339	$(552,570)

NOTE 12 – TAXES (continued)

The following table reconciles the Japan statutory rate to the Company’s effective tax rates for the six months ended September 30, 2025 and 2024, respectively:

	For the Six Months Ended September 30,
	2025	2024
Japanese statutory income tax rate	25.6%	21.1%
Non-deductible expenses	77.1%	10.6%
Non-taxable income	(0.1)%	-
Tax rate difference in non-Japan subsidiaries and different prefectures in Japan	(41.3)%	0.6%
Effect of change in Japanese statutory income tax rate	-	(87.3)%
Change in valuation allowance	30.5%	(4.8)%
Effects of consumption tax examination (1)	116.3%	(10.7)%
Prior year income tax true-up	27.2%	-
Effective tax rate	235.3%	(70.5)%

(1)	This pertains to the tax effect resulted from the additional consumption tax of approximately $0.8 million charged during the six months ended September 30, 2025, as well as inhabitant tax refund of approximately $0.08 million during the six months ended September 30, 2024, based on tax assessments due to the consumption tax examination (See note (b) - tax payable).

The Company’s deferred tax liabilities, net comprised of the following:

	September 30, 2025	March 31, 2025
Deferred tax assets:
Allowance for credit losses	$369,844	$347,123
Accrued member rewards	12,506	12,394
Accrued employee bonus	2,574	5,260
Accrued asset retirement obligation	97,661	81,761
Accrued employee retirement pension	73,911	63,040
Change in fair value of warrant liabilities	128,339	531,816
Net operating loss carry-forwards	1,056,888	93,663
Total deferred tax assets	1,741,723	1,135,057
Valuation allowance	(225,493)	(15,354)
Total deferred tax assets, net	1,516,230	1,119,703
Deferred tax liabilities:
Compensation receivable for consumption tax	(2,420,443)	(2,383,575)
Total deferred tax liabilities	(2,420,443)	(2,383,575)
Deferred tax liabilities, net	$(904,213)	$(1,263,872)

The Company’s movement of the valuation allowance were as follows:

	September 30, 2025	March 31, 2025
Beginning balance	$15,354	$79,062
Addition (reduction)	210,086	(63,083)
Foreign currency translation adjustments	53	(625)
Ending balance	$225,493	$15,354

NOTE 12 – TAXES (continued)

As of September 30, 2025 and March 31, 2025, the Company had a net operating loss carried forward of $3,150,439 and $nil from the entity in Japan, respectively. The carry forward loss will expire by the fiscal year ended March 31, 2036, if not utilized.

As of September 30, 2025 and March 31, 2025, the Company had a net operating loss carried forward of $25,039 and $nil from the entities in the PRC, respectively. The carry forward loss will expire by the fiscal year ended December 31, 2031, if not utilized.

As of September 30, 2025 and March 31, 2025, the Company had a net operating loss carried forward of $692,299 and $216,831 from the entities in the United States, respectively, which can be offset against future taxable profit indefinitely.

As of September 30, 2025 and March 31, 2025, the Company had a net operating loss carried forward of $312,429 and $181,618 from the entity in Canada, respectively, which can be offset against future taxable profit indefinitely.

As of September 30, 2025 and March 31, 2025, the Company had a net operating loss carried forward of $83,786 and $nil from the entity in Australia, respectively, which can be offset against future taxable profit indefinitely.

(b)	Consumption tax

In Japan, consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the unaudited condensed consolidated statements of operations and comprehensive income (loss). The Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct all its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax, which is recorded as consumption tax receivable due from tax examination in prepaid expenses and other current assets on the balance sheets (See note 6).

Since January 2022, the Tokyo Regional Taxation Bureau had conducted a tax examination into the Company’s consumption tax filing for the period from July 2018 to December 2021, and the examination was completed in May 2023. As a result of the examination, the Company was required to return consumption tax refund for export transactions that were determined not to meet the tax exemption requirements due to incomplete submission of relevant export documents as well as to pay the additional tax for understatement and delinquent tax computed by the Company’s tax consultant. The Company made payments of the consumption tax payable by a monthly installment of and the amount payable was also offset by the consumption tax receivable from the tax authorities for excess input consumption tax. As disclosed in Note 6 (3), the Company filed a request for review with the National Tax Tribunal on February 22, 2024, challenging the legality of the reassessment decision and the imposition of additional tax penalties issued by the Tokyo Regional Taxation Bureau. On February 13, 2025, the Company received a ruling from the National Tax Tribunal, dated February 12, 2025, which upheld the Company’s request and annulled the disposition. The Company adjusted its additional consumption tax amount and resulted in a consumption tax receivable of $2,011,005 and $1,356,687 as of September 30, 2025 and March 31, 2025, respectively.

(c)	Taxes payable

Taxes payable consisted of the following:

	September 30, 2025	March 31, 2025
Income tax payable	$1,402,044	$255,932
Consumption tax payable and others	60,692	93,739
Total taxes payable	$1,462,736	$349,671

NOTE 13 – WARRANTS LIABILITIES

Representative’s warrants liability

In connection with the Company’s IPO, the Company agreed to issue warrants to the representative of the underwriters, for a nominal consideration of $0.01 to purchase 300,000 American Depositary Shares (“ADSs”) of the Company (equal to 5% of the total number of ADSs sold in the IPO, but not including any over-allotment ADSs sold in the over-allotment option) (the “Representative’s Warrants”). The Representative’s Warrants have an exercise price of $4.8 per ADS (equal to 120% of the Company’s IPO offering price of $4.00 per ADS). Upon the Reverse Split effected on November 15, 2024 (See Note 14), the number of the Representative’s Warrants was restated to 30,000 ADSs and the exercise price was restated to $48.0 per ADS. The Representative’s Warrants are exercisable beginning from six months after the date of commencement of sales in the Company’s IPO and for a period of five years after the date of commencement of sales in the Company’s IPO.

Because the strike price of the Representative’s Warrants is denominated in United States Dollars, a currency other than the Company’s functional currency, Japanese yen, the Representative’s Warrants were not considered indexed to the Company’s own stock. As such, the Representative’s Warrants were classified as a derivative liability under ASC 815-10, and recorded initially and subsequently at fair value with all future changes in the fair value recognized currently in earnings until such time as the warrants are exercised or expired. As of September 30, 2025, these Representative’s Warrants were issued and outstanding but none of the warrants had been exercised. For the six months ended September 30, 2025 and 2024, these Representative’s Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

On January 13, 2022, the Company recorded a fair value of $522,116 for the Representative’s Warrants liability at issuance resulting in a decrease in additional paid-in capital of $522,116, as the Company determined these warrants issued to the representative of underwriters were part of its incremental cost directly attributable to the Company’s IPO. The Company recognized a gain of $nil and $369 from the change in fair value of the Representative’s Warrants liability subsequently for the six months ended September 30, 2025 and 2024, respectively.

These warrants do not trade in an active securities market, and as such, the Company estimates their fair value using the Black-Scholes Option Pricing Model (the “Black-Scholes Model”) as of September 30, 2025 and March 31, 2025 using the following assumptions:

	September 30, 2025	March 31, 2025
Representative’s Warrants liability
Stock price	$3.90	$3.30
Exercise price	$48.00	$48.00
Expected term (years)	1.28	1.79
Risk-free interest rate	3.74%	4.59%
Expected volatility	59.11%	51.84%

NOTE 13 – WARRANTS LIABILITY (continued)

Investors’ warrants liability

On January 26, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company sold 5,970,152 of its ADSs, at a purchase price of $0.67 per ADS, or 597,015 ADSs at a purchase price of $6.70 per ADS on an adjusted basis reflecting the Reverse Split (See Note 14). In the concurrent private placement, the Company also issued to the same investors 5,970,152 ADS purchase warrants (the “Investors’ Warrants”). The warrants have an exercise price of $0.67 per ADS, are exercisable immediately, and will expire 5.5 years following the date of issuance. Upon the Reverse Split effected on November 15, 2024 (See Note 14), the number of ADS purchase warrants was reset to 1,460,328 ADS purchase warrants and the exercise price was reset to $2.74 per ADS.

Because the strike price of the Investors’ Warrants is denominated in United States Dollars, a currency other than the Company’s functional currency, Japanese yen, the Investors’ Warrants were not considered indexed to the Company’s own stock. As such, the Investors’ Warrants were classified as a derivative liability under ASC 815-10, and recorded initially and subsequently at fair value with all future changes in the fair value recognized currently in earnings until such time as the warrants are exercised or expired. As of September 30, 2025, a total of 10,760 ADS purchase warrants were exercised by the investors, and net proceeds of $29,482 were received by the Company. For the six months ended September 30, 2025 and 2024, these Investors’ Warrants were antidilutive and accordingly were not included in the diluted EPS calculation based on treasury stock method.

On January 26, 2024, the Company recorded a fair value of $541,494 for the Investors’ Warrants liability at issuance. The Company recognized a loss of $508,128 and $1,121,599 from the change in fair value of the Investors’ Warrants liability subsequently for the six months ended September 30, 2025 and 2024, respectively.

These warrants do not trade in an active securities market, and as such, the Company estimates its fair value using the Black-Scholes Model as of September 30, 2025 and March 31, 2025 using the following assumptions:

	September 30, 2025	March 31, 2025
Investors’ Warrants liability
Stock price	$3.90	$3.30
Exercise price	$2.70	$2.70
Expected term (years)	3.83	4.33
Risk-free interest rate	3.74%	4.21%
Expected volatility	54.31%	51.48%

NOTE 14 – SHAREHOLDERS’ EQUITY

Ordinary shares

On January 26, 2024, the Company entered into a securities purchase agreement with certain institutional investors, pursuant to which the Company agreed to sell 5,970,152 of its ADSs, at a purchase price of $0.67 per ADS, or 597,015 ADSs at a purchase price of $6.70 per ADS on an adjusted basis reflecting the Reverse Split (See Note 14), for gross proceeds of approximately $4.0 million. The Company received gross proceeds in full from the investors, and all of the ADSs were issued on January 30, 2024.

Initial public offering

On January 13, 2022, the Company closed its IPO of 6,250,000 ADSs at a public offering price of $4.00 per ADS, which included 250,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. Each ADS represents one ordinary share of the Company. Upon the Reverse Split effected on November 15, 2024, each ADS represents ten ordinary shares of the Company, and the IPO’s ADSs and per ADS was retroactively restated to 625,000 ADSs at a public offering price of $40.00 per ADS, which included 25,000 ADSs issued pursuant to the partial exercise of the underwriters’ over-allotment option. The closing for the sale of the over-allotment shares took place on February 21, 2022. Gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment ADSs, totaled $25.0 million, before deducting underwriting discounts and other related expenses. Net proceeds of the Company’s IPO, including the over-allotment, were approximately $21.4 million. In connection with the IPO, the Company’s ADSs began trading on the Nasdaq Capital Market under the symbol “TKLF” on January 18, 2022.

Reverse Split of ADSs

On October 21, 2024, the Company approved a change of the ratio of its ADSs to its ordinary shares from one ADS representing one ordinary share to one ADS representing 10 ordinary shares. The ratio change resulted in a reverse split on the Company’s ADSs on the basis of one new ADS for every 10 old ADSs held. As a result of the reverse split, the Company’s ADSs and per ADS as reflected in the unaudited condensed consolidated financial statements have been retroactively restated as if the transaction occurred at the beginning of the periods presented. The ordinary shares of the Company were not affected by this change in the ADS to ordinary share ratio. The ADS ratio change became effective on November 15, 2024 (the “Reverse Split”).

Capital reduction

On June 27, 2024, the shareholders of the Company approved a capital reduction at the annual general meeting, and the amount of capital reduced by ¥1,856,786,684 ($15,870,723) from ¥1,955,786,684 ($16,716,839) to ¥99,000,000 ($846,116). All of the ¥1,856,786,684 ($15,870,723) of capital reduced was designated as additional paid-in capital reserve. The reduction of capital became effective on July 15, 2024.

On March 14, 2025, the shareholders of the Company approved another capital reduction at the extraordinary general meeting, and the amount of capital reduced further by ¥91,221,358 ($779,707) from ¥101,221,358 ($860,857) to ¥10,000,000 ($81,150). All of the ¥91,221,358 ($779,707) of capital reduced was designated as additional paid-in capital reserve. The reduction of capital became effective on March 21, 2025.

Restricted net assets

The Company is restricted in its ability to transfer a portion of its net assets, equivalent to its share capital to its shareholders in the form of loans, advances, or cash dividends. The payment of dividends by the Company organized in Japan is subject to limitations, procedures, and formalities. Regulations in Japan currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in Japan. As of September 30, 2025 and March 31, 2025, the total restricted net assets of the Company amounted to $27,027,266 and $27,027,266, respectively.

Cash Dividends

On September 25, 2025, the board of directors of the Company, approved an interim dividend of JPY1.890 per share. The cash dividend is expected to be payable on or about December 19, 2025, to all shareholders of record as of September 30, 2025 (Japan Standard Time), with an American depositary receipt record date of September 30, 2025 (Eastern Time).

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of September 30, 2025 and March 31, 2025, there were no legal claims and litigation against the Company.

NOTE 16 – SEGMENT REPORTING

Segments

The Company is engaged in the operation of retail and wholesale of Japanese beauty and health products, as well as sundry products and other products and services. The Company’s operations are conducted in three reported segments: (i) directly-operated physical stores, (ii) online stores and services, and (iii) franchise stores and wholesale customers. The Company defines its segments as those operations whose results the CODM regularly reviews to analyze performance and allocate resources. The Company sells similar individual products and services in each of its segments. It is impractical to segregate and identify revenue for each of these individual products and services.

Directly-operated physical stores segment includes physical stores in Japan, Hong Kong, the United States, Canada and Australia. Online stores and services segment includes sales through the Company’s websites and various e-commerce marketplaces in Japan, as well as services from advertising business through KOLs and supporting services to online celebrities. Franchise stores and wholesale customers segments include franchise stores in Japan, Hong Kong, the United States Canada, Thailand, and the United Kingdom, and wholesale customers in Japan and other countries including Hong Kong, mainland China, the United States, and Canada.

The Company measures the results of its segments using, among other measures, each segment’s revenue, merchandise costs, interest expenses, net, income tax benefit, net income, depreciation and amortization, capital expenditures, total assets as well as total liabilities, which includes certain corporate overhead allocations. From time to time, the Company revises the measurement of each segment’s revenue and other measures, including any corporate overhead allocations, as determined by the information regularly reviewed by its CODM, who has been identified as CEO. When the measurement of a segment significantly changes, previous period amounts and balances are reclassified to be comparable to the current period’s presentation.

The following table presents the segment information for the six months ended September 30, 2025 and 2024, respectively:

	For the Six Months Ended September 30, 2025
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$10,212,857	$4,124,582	$176,083,946	$190,421,385
Merchandise costs	$7,674,908	$2,990,750	$163,995,354	$174,661,012
Interest expenses, net	$(44,717)	$(18,059)	$(770,980)	$(833,756)
Income tax provision	$84,008	$33,927	$1,448,404	$1,566,339
Net loss	$(48,305)	$(19,508)	$(832,842)	$(900,655)
Depreciation and amortization	$31,838	$12,858	$548,926	$593,622
Capital expenditures	$127,964	$-	$-	$127,964

NOTE 16 – SEGMENT REPORTING (continued)

	For the Six Months Ended September 30, 2024
	Directly- Operated Physical Stores	Online Stores and Services	Franchise Stores and Wholesale Customers	Total
Revenue	$6,942,549	$4,117,979	$86,942,937	$98,003,465
Merchandise costs	$4,901,590	$2,986,434	$77,969,997	$85,858,021
Interest expenses, net	$(58,360)	$(34,617)	$(730,859)	$(823,836)
Income tax benefit	$(39,144)	$(23,218)	$(490,208)	$(552,570)
Net income	$94,658	$56,147	$1,185,424	$1,336,229
Depreciation and amortization	$29,006	$17,205	$363,250	$409,461
Capital expenditures	$678,267	$-	$-	$678,267

	September 30, 2025	March 31, 2025
Total assets:
Directly-Operated Physical Stores	$11,592,533	$14,618,642
Online Stores and Services	10,141,081	10,302,391
Franchise Stores and Wholesale Customers	175,543,591	132,909,152
Total assets	$197,277,205	$157,830,185

Total liabilities:
Directly-Operated Physical Stores	$11,866,038	$12,247,978
Online Stores and Services	10,057,189	10,146,370
Franchise Stores and Wholesale Customers	133,080,769	92,421,807
Total liabilities	$155,003,996	$114,816,155

The following table presents the geographic information where the Company’s long-live assets were located:

	September 30, 2025	March 31, 2025
Japan	$13,585,866	$13,932,880
Hong Kong	1,622,387	1,716,744
The United States	3,923,735	4,353,220
Other overseas countries	2,713,818	609,037
Total long-live assets	$21,845,805	$20,611,880

Disaggregated Revenue

The Company disaggregates its revenue by geographic areas, product categories, and distribution channels, which the Company believes best depicts how the nature, amount, timing, and uncertainty of the revenue and cash flows are affected by economic factors. See Note 2 for the Company’s disaggregation of revenue for the six months ended September 30, 2025 and 2024.

NOTE 17 – SUBSEQUENT EVENTS

These unaudited condensed consolidated financial statements were approved by management and available for issuance on December 19, 2025, and the Company has evaluated subsequent events through this date. The Company did not identify any subsequent events except those disclosed above that would have required adjustment or disclosure in the financial statements.